SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

DIANA SHIPPING INC.
(Name of Subject Company (Issuer))
DIANA SHIPPING INC.
(Names of Filing Person(s) (Issuer))
Common Shares of Beneficial Interest, Par Value $0.01 per share
(Title of Class of Securities)

Y2066G104
(CUSIP Number of Class of Securities)

Mr. Ioannis Zafirakis
Diana Shipping Inc.
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
Tel: + 30-210-9470-100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

December 2, 2024
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the "Schedule TO"), filed with the Securities and Exchange Commission by Diana Shipping Inc., a Marshall Islands corporation ("Diana Shipping" or the "Company"), on December 2, 2024. The Schedule TO relates to the offer by the Company to purchase up to 15,000,000 shares of its common stock, par value of $0.01 per share (the "common stock"), at a price of $2.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 2024 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal").
Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, as amended or supplemented. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:
“On January 7, 2025, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 P.M., Eastern Time, on December 31, 2024. A copy of such press release is filed as Exhibit (a)(1)(G) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

(a)	(a)(1)(A)*	Offer to Purchase dated December 2, 2024.

	(a)(1)(B)*	Letter of Transmittal.

	(a)(1)(C)*	Notice of Guaranteed Delivery.

	(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 2, 2024.

	(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 2, 2024.

	(a)(1)(F)*	Press Release dated December 2, 2024.

	(a)(1)(G)**	Press Release dated January 7, 2025.

	(a)(2)	Not Applicable.

	(a)(3)	Not Applicable.

	(a)(4)	Not Applicable.

	(a)(5)	Not Applicable.

	(b)	Not Applicable.

	(d)(1)	Amended and Restated Stockholders Rights Agreement dated February 2, 2024, incorporated by reference to Exhibit 4.1 to the Company's Form 8-A12B/A filed on February 2, 2024.

	(d)(2)	Not Applicable.

	(g)	Not Applicable.

	(h)	Not Applicable.

b)	Not Applicable.

c)	Filing Fee Table.*

Item 13. Information Required by Schedule 13E-3.

Not Applicable.
________________
* Previously filed
** Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Diana Shipping, Inc.

By:	/s/ Semiramis Paliou
Name: Semiramis Paliou
Title: Director and Chief Executive Officer

Dated: January 7, 2025